Putnam High Yield Advantage Fund
77L New Accounting Pronouncements


In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011 04 Fair Value Measurements and Disclosures (Topic 820) Amendments to
Achieve Common Fair Value Measurement and Disclosure
Requirements in U.S. GAAP and IFRS.  ASU 2011 04 amends FASB
Topic 820 Fair Value Measurement and seeks to develop common requirements for measuring fair value and for disclosing information about fair value measurements in accordance with GAAP. ASU 2011 04 is effective for fiscal years and interim periods beginning after December 15, 2011. Putnam Management is currently evaluating the application of ASU 2011 04 and its impact, if any, on the funds financial statements.